UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42902

ACCO GROUP HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit 2406, 24/F

Low Block, Grand Millennium Plaza

181 Queen’s Road Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On November 14, 2025, Craft Capital Management LLC, as the representative of the underwriters of the initial public offering of Acco Group Holdings Limited (the “Company”), exercised its over-allotment option partially to purchase an additional 49,900 ordinary shares of the Company at the initial public offering price of US$4.00 per share (the “Over-Allotment Option”). The closing for the sale of the over-allotment shares took place on November 19, 2025. As a result, the gross proceeds of the Company’s initial public offering, including the proceeds from the sale of the over-allotment shares, totaled approximately US$5.80 million, before deducting underwriting discounts and other related expenses.

A copy of the press release announcing the underwriters’ partial exercise of the Over-Allotment Option is attached as Exhibit 99.1 and incorporated herein by reference. This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Press Release dated November 19, 2025, announcing the exercise of the over-allotment option

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2025	Acco Group Holdings Limited

	By:	/s/ Cheung Po, LUI
	Name:	Cheung Po, LUI
	Title:	Chief Executive Officer and Director

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